NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES TO COMMENCE
CONSTRUCTION OF 2.4-MILLION-SQUARE-FOOT OFFICE
DEVELOPMENT IN DOWNTOWN CALGARY

---

Cenovus Energy Leases One Million Square Feet to be Anchor Tenant of

‘Brookfield Place Calgary’

CALGARY, July 24, 2013 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that it will commence construction of a 2.4-million-square-foot office development project in downtown Calgary to be named ‘Brookfield Place Calgary.’ Cenovus Energy Inc. (CVE: NYSE, TSX), a leading Canadian oil company, has agreed to lease one million square feet of the 1.4-million-square-foot east tower, which upon completion will be the tallest structure in western Canada at 56 storeys or 247 metres in height.

Brookfield Place Calgary, previously known as ‘225 Sixth’ and the former site of the Calgary Herald building, is a full-block development site in the heart of downtown, bounded 1st and 2nd Streets SW and 6th and 7th Avenues SW.

“I am very pleased to welcome this new and stunning addition to the dynamic Calgary skyline,” said Calgary Mayor Naheed Nenshi. “Brookfield and Cenovus are demonstrating their confidence in Calgary as an economic hub.”

Construction of the east tower is scheduled to commence in September 2013 with completion expected in the latter half of 2017. It is expected that Cenovus will occupy its one million square feet by Q1 2018.

“Brookfield is thrilled to commence construction of Brookfield Place Calgary in the best-located parcel of undeveloped land in the city,” said Jan Sucharda, president and chief executive officer of Brookfield Office Properties’ Canadian Commercial Operations. “Cenovus Energy’s long-term commitment to this development is an overwhelming positive for the Calgary office market and Brookfield specifically as we expand our relationship with this important player in the North American energy sector.”

“Taking space in this world-class building, owned by a premier developer and property manager, marks a significant and exciting step in the consolidation of our Calgary staff in fewer buildings,” said Denise Froese, Cenovus Vice-President, Administrative Services. “This will enhance staff collaboration and help us maintain a healthy organization as we continue to build the company.”

The Calgary office market continues to thrive, with a market vacancy of approximately 5%. In addition to Cenovus Energy’s lease commitment, there are many large tenants in the market with expiries between 2015-2020 which would coincide with Brookfield Place Calgary’s delivery date of 2017.

The entire project is expected to create 1,300 construction jobs and 7.5 million construction man-hours in Calgary.

In addition to the east tower, development plans call for an additional office tower totaling approximately one million square feet, a 60-foot-high transparent glass pavilion, restaurants, retail shops and amenities at street level, and underground parking accommodating 1,100 parking stalls. A half-acre lit public plaza will traverse the site and will feature restaurants and cafés, public art displays, cultural activities and programmed activity provided by Brookfield’s award-winning Arts & Events program.

The development will be constructed to a high standard of sustainability and is expected to achieve the LEED Gold standard for Core & Shell development. Commuters will have direct access to the plus-15 skywalk system and the Calgary LRT on 7th Ave. The property will house an innovative bicycle parking facility accessible by dedicated bike ramps separate from vehicular traffic and electric car plug-in recharge stations.

Over the past several years, Brookfield has embarked on a branding campaign to create ‘Brookfield Places’ around the globe to represent the highest quality in urban real estate. Brookfield has branded similar projects in other cities of the world as ‘Brookfield Place,’ including Toronto, New York City and Perth, as those properties also represent best-in-class districts for office space, dining, retail and the arts.

Brookfield is among Calgary’s largest office landlords with a portfolio of 8 properties totaling 6.8 million square feet. Landmark assets include the Bankers Hall and Suncor Energy Centre complexes. Brookfield’s Calgary portfolio is 99.7% leased with an average lease term of 11.2 years.

# # #

About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 111 properties totaling 81 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in New York City, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Media Contact: Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

Investor Contact: Matt Cherry, Director, Investor Relations and Communications

(212) 417-7488; matthew.cherry@brookfield.com